HUNTER MARITIME ACQUISITION CORP.

Tower A, WangXin Building

28 Xiaoyun Rd

Chaoyang District, Beijing, 10027

September 5, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hunter Maritime Acquisition Corp. (the “Company”)
Registration Statement on Form F-1, File No. 333-230609
Request for Withdrawal

Ladies and Gentlemen:

The Company hereby applies for withdrawal of the Company’s Registration Statement (File No. 333-230609) on Form F-1 filed with the Securities and Exchange Commission (the “Commission”) on June 14, 2019 (initially filed on Form F-3 on March 29, 2019, the “Registration Statement”), together with all exhibits thereto. Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), the Company is withdrawing the Registration Statement, which has not been declared effective, because the Company has determined not to proceed with sale of the securities under the Registration Statement. Since the Registration Statement was not declared effective by the Commission, no shares were sold in connection with the offering described in the Registration Statement.

If you have any questions regarding the foregoing application for withdrawal, please do not hesitate to contact me at +86 13911782852, or Shuang Zhao of Cleary Gottlieb Steen & Hamilton (Hong Kong) at +852 2532 3783.

Sincerely,

Hunter Maritime Acquisition Corp.

By:	/s/ Jia Sheng
Jia Sheng
Chief Executive Officer

cc:	Shuang Zhao, Esq., Cleary Gottlieb Steen & Hamilton (Hong Kong)